82-2062


03029897

BC FORM 51-901F


SEP 9 2003

QUARTERLY AND YEAR END REPORT

[Incorpor]ated as part of: **__X__Schedule A**
____Schedules B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: **STINA RESOURCES LTD.**

ISSUER ADDRESS: **SUITE 13 – 465 KING ST. EAST**

TORONTO, ON M5A 1L6

ISSUER PHONE NUMBER: **(416) 368-2271**

SUPPL

CONTACT PERSON: **EDWARD GRESKO**

CONTACT'S POSITION: PRESIDENT/DIRECTOR

CONTACT TELEPHONE NUMBER: (416)368-2271

FOR QUARTER ENDED: JUNE 30, 2003

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

DATE OF REPORT: **AUGUST 22, 2003**

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

EDWARD GRESKO	**<EDWARD GRESKO>**	**03/08/22**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**

SIDNEY MANN	**<SYDNEY MANN>**	**03/08/22**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD**

dlw 9/9

STINA RESOURCES LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

JUNE 30, 2003 AND SEPTEMBER 30, 2002

ASSETS

	June 30, 2003	September 30, 2002
CURRENT ASSETS		
Cash	$ 3,113	$ -
Accounts receivable	19,457	6,891
Inventories (Note 4)	10,859	11,446
	33,429	18,337
CAPITAL ASSETS (Note 5)	1,192	1,402
OTHER		
Incorporation costs	804	804
	$ 35,425	$ 20,543

LIABILITIES

	June 30, 2003	September 30, 2002
CURRENT LIABILITIES		
Bank indebtedness	$ -	$ 1,249
Accounts payable	71,676	66,020
Due to related party (Note 8)	600	7,788
	72,276	75,057
SHARE SUBSCRIPTION	60,000	-

SHAREHOLDERS' EQUITY

	June 30, 2003	September 30, 2002
SHARE CAPITAL (Note 6)	2,347,404	2,347,404
DEFICIT	(2,444,255)	(2,401,918)
	(96,851)	(54,514)
	$ 35,425	$ 20,543

Approved on behalf of the Board

<EDWARD GRESKO>, Director

<SIDNEY MANN>, Director

UNAUDITED
Prepared by Management

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

	3 mos ended Jun 30, 2003	9 mos ended Jun 30, 2003	3 mos ended Jun 30, 2002	9 mos ended Jun 30, 2002
SALES	$ 30,132	$ 116,958	$ 42,854	$ 110,961
COST OF GOODS SOLD (Schedule 1)	5,967	28,986	8,776	22,296
GROSS PROFIT	24,165	87,972	34,078	88,665
EXPENSES				
Northern Sea's Expenses (Schedule 2)	45,678	91,221	30,240	84,085
Administration Expenses (Schedule 3)	8,962	39,088	10,102	51,103
	54,640	130,309	40,342	135,188
NET PROFIT (LOSS) FOR THE PERIOD	$ (30,475)	$ (42,337)	$ (6,264)	$ (46,523)
DEFICIT, at beginning of period	2,413,780	2,401,918	2,389,626	2,349,367
DEFICIT, at end of period	$ 2,444,255	$ 2,444,255	$ 2,395,890	$ 2,395,890
EARNINGS (LOSS) PER SHARE	$ (0.005)	$ (0.007	$ (0.001)	$ (0.007)

UNAUDITED
Prepared by Management

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

	3 mos ended Jun 30, 2003	9 mos ended Jun 30, 2003	3 mos ended Jun 30, 2002	9 mos ended Jun 30, 2002
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net profit (loss)	$ (30,475)	$ (42,337)	$ (6,264)	$ (46,523)
Add non-cash items:				
Amortization	70	210	88	263
	(30,405)	(42,127)	(6,176)	(46,260)
Net changes in other non-cash operating accounts				
Accounts receivable	(1,729)	(12,566)	(5,823)	(13,981)
Inventories	(915)	587	6	(4,267)
Accounts payable	7,321	5,656	8,988	25,186
	(25,728)	(48,450)	(3,005)	(39,322)
FINANCING ACTIVITIES				
Shareholder loans	(35,172)	(7,188)	1,619	38,154
Share subscription	60,000	60,000	-	-
	24,828	52,812	1,619	38,154
INCREASE (DECREASE) IN CASH	(900)	4,362	(1,386)	(1,168)
CASH, beginning of period	4,013	(1,249)	1,312	1,094
CASH, end of period	$ 3,113	$ 3,113	$ (74)	$ (74)

UNAUDITED
Prepared by Management

Schedule 1

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF COST OF GOODS SOLD
THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

	3 mos ended Jun 30, 2003	9 mos ended Jun 30, 2003	3 mos ended Jun 30, 2002	9 mos ended Jun 30, 2002
OPENING INVENTORY	$ 9,944	$ 11,446	$ 15,268	$ 10,996
ADD:				
Purchases	976	13,179	-	2,232
Packaging and testing	5,710	14,412	8,770	23,781
Duty, freight and brokerage	196	808	-	549
	6,882	28,399	8,770	26,562
	16,826	39,845	24,038	37,558
LESS ENDING INVENTORY	(10,859)	(10,859)	(15,262)	(15,262)
COSTS OF GOODS SOLD	$ 5,967	$ 28,986	$ 8,776	$ 22,296

Schedule 2

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF OPERATIONS
NORTHERN SEA'S DIVISION
THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

	3 mos ended Jun 30, 2003	9 mos ended Jun 30, 2003	3 mos ended Jun 30, 2002	9 mos ended Jun 30, 2002
SALES	$ 30,132	$ 116,958	$ 42,854	$ 110,961
COST OF SALES	5,967	28,986	8,776	22,296
	24,165	87,972	34,078	88,665
ADMINISTRATIVE EXPENSES				
Accounting	232	1,053	-	-
Advertising and promotion	573	1,244	1,672	2,211
Office	3,398	6,236	1,348	3,777
Product and market development	23,006	23,006	-	10,834
Rent	4,867	13,811	8,970	19,828
Shipping	2,640	7,675	3,639	8,510
Telephone	924	3,640	1,603	4,718
Wages, commissions, and contract services	10,038	34,556	13,008	34,207
	(45,678)	(91,221)	(30,240)	(84,085)
OPERATING PROFIT (LOSS)	$ (21,513)	$ (3,249)	$ 3,838	$ 4,580

UNAUDITED
Prepared by Management

Schedule 3

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF ADMINISTRATIVE EXPENSES
THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

	3 mos ended Jun 30, 2003	9 mos ended Jun 30, 2003	3 mos ended Jun 30, 2002	9 mos ended Jun 30, 2002
Accounting, audit and legal	$ 1,416	$ 5,441	$ (477)	$ 11,676
Amortization	70	210	88	263
Bank charges and interest	24	102	26	171
Consulting	6,000	25,835	10,613	27,463
Office and sundry	25	100	(2,802)	(1,393)
Regulatory fees	900	3,500	-	2,050
Printing	-	-	-	437
Transfer agent	824	4,171	930	3,328
Travel and promotion	-	-	2,298	9,528
Loss (Gain)on exchange	(297)	(271)	(574)	(2,420)
	8,962	39,088	10,102	51,103
	$ 8,962	$ 39,088	$ 10,102	$ 51,103

UNAUDITED
Prepared by Management

1. BASIS OF PRESENTATION

These unaudited Interim Financial Statements have been prepared by management in accordance with generally accepted accounting principles.

The disclosures in these Interim Financial Statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements and notes included in the Company's annual report for the year ended September 30, 2002.

These Interim Financial Statements follow the same accounting policies and methods as the most recent annual financial statements and include all adjustments necessary to present fairly the results for the interim periods. The results of operation for the nine months ended June 30, 2003 are not necessarily indicative of results to be expected for the entire year ending September 30, 2003.

2. NATURE OF OPERATIONS

The Company is currently engaged in the health food and supplement products industry.

Funding for activities and operations is obtained principally through private and public share offerings.

3. SIGNIFICANT ACCOUNTING POLICIES

a) Capital Assets

Amortization is provided at the following annual rates:

Office equipment	20% Declining balance
Laboratory equipment	20% Declining balance

The Company periodically reviews the carrying value of capital assets for impairment. Should management determine the carrying value of an asset or group of assets is impaired, an impairment charge is recorded in the period so determined.

b) Inventories

Inventories of raw materials and product for resale are recorded on a first in first out basis at the lower of cost and net realizable value.

c) Foreign exchange

Balance sheet items denominated in U.S. dollars are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the year.

Realized gains and losses from foreign currency transactions are charged to income in the period in which they occur.

d) Administrative expenditures

Administrative expenditures are expensed in the year incurred.

e) Principles of consolidation

These financial statements include the accounts and operations of the Company's wholly-owned subsidiary, Northern Seas Products Ltd. All intercompany balances and transfers have been eliminated upon consolidation.

f) Measurement uncertainty

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization and inventory costing. Financial results as determined by actual events could differ from those estimates.

g) Risk management

Credit and foreign currency risks are managed by policies developed by the board of directors.

The Company is not exposed to significant risks outside the normal scope of its operations.

h) Market development business opportunity costs

Costs incurred to investigate new market opportunities are expensed as period costs when incurred.

i) Stock based compensation

The Company has not recorded stock based compensation in the current period. New accounting guidelines under CICA Handbook section 3870 became effective for years commencing on or after January 1, 2002 which will require the Company to disclose and record in future years, the fair value of stock based compensation and share issue rights.

j) Revenue recognition

Revenue from product sales is recorded upon product shipment.

k) Loss per share

The Company adopted the new Canadian GAAP standard for calculating earnings per share as recommended by the Canadian Institute of Chartered Accountants. The new standard requires the use of the treasury stock method for computing diluted earnings

per share, which assumes that any proceeds obtained upon exercise of operations, would be used to purchase common shares at average market price during the period. The adoption of this method did not have an impact on the historical loss per share. Loss per share is calculated using the weighted average number of shares outstanding during the year.

4. INVENTORIES

	2003	2002
Inventories consist of:		
Raw materials	4,956	4,711
Finished goods	5,903	10,551
	10,859	15,262

5. CAPITAL ASSETS

	2003			2002
	Cost	Accumulated Amortization	Net	Net
Office equipment	3,179	2,600	579	723
Laboratory equipment	4,270	3,657	613	767
	7,449	6,257	1,192	1,490

6. SHARE CAPITAL

a) Share Capital is comprised of:

Authorized
100,000,000 common shares without par value

Issued

	2003		2002	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance	6,819,967	2,347,404	6,439,967	2,309,404

b) Shares in escrow

750,000 shares (2002- 750,000) are held in escrow subject to release only upon consent of regulatory authorities.

c) Share purchase warrants

As at June 30, 2003, the Company has a total of 380,000 share purchase warrants outstanding. Each warrant entitles the holder to acquire one additional common share

at a price of $0.10 per share up to August 2, 2004. Any shares issued upon exercise of the warrants are subject to a one year hold which expires August 21, 2003.

7. RELATED PARTY TRANSACTIONS

During the period, the Company paid premises rent in the amount of $7,200 (2002 - $6,300) to a company with common directors. The rent is payable on a month to month tenancy.

During the period, sales commissions included in wages, commissions and contract services expense totalling $18,000 were paid to a director of the Company (2002 - $18,000) for product sales.

During the period, the Company incurred fees in the amount of $23,163 (2002 - $27,438) to a company owned by an officer of the Company for administrative services performed on behalf of the Company.

Related party transactions have been recorded at their dollar exchange amount.

8. DUE TO RELATED PARTY

The amount due to a related party is due to a company controlled by a director. The amount due director is non-interest bearing and has no specified terms of repayment.

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT


SEP 9 2003

Incorporated as part of: ________Schedule A
___x___Schedules B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: **STINA RESOURCES LTD.**

ISSUER ADDRESS: **SUITE 13 – 465 KING ST. EAST**
TORONTO, ON M5A 1L6

ISSUER PHONE NUMBER: **(416) 368-2271**

CONTACT PERSON: **EDWARD GRESKO**

CONTACT'S POSITION: PRESIDENT/DIRECTOR

CONTACT TELEPHONE NUMBER: (416)368-2271

FOR QUARTER ENDED: **June 30, 2003**

DATE OF REPORT: **August 22, 2003**

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

EDWARD GRESKO	<EDWARD GRESKO>	03/08/22
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**

SIDNEY MANN	<SYDNEY MANN>	03/08/22
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD**

STINA RESOURCES LTD.
QUARTERLY REPORT

June 30, 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See Financial Statements (Schedules 1 to 3) and Schedule C below

2. See Financial Statements (Note 7 & 8)

3. a) SUMMARY OF SECURITIES ISSUED DURING THE QUARTER ENDED JUNE 30, 2003;

Date of Issue	Type of Security	Type of Issue	No.of Shares Issued	Price/ Share	Total Proceeds
5/7/2003	Common	Private Pl	500,000	$0.12	$60,000

b) SUMMARY OF OPTIONS GRANTED DURING THE QUARTER ENDED JUNE 30, 2003;

Date Granted	Number of Shares	Name of Optionee		Exercise Price	Expiry Date
			NIL		

4. a) (see 4.(d) below)

b) (see 4.(d) below)

c) 880,000 share purchase warrants were outstanding as of June 30, 2003. 380,000 share purchase warrants entitle the holder to acquire a common share at $0.10 per share up to August 2, 2004. 500,000 share purchase warrants entitle the holder to acquire a common share at $0.16 per share up to May 7, 2004. Shares issued upon exercise of the warrants are subject to a one year hold period.

d) 100,000,000 common shares without par value are authorized, of which 7,319,967 were issued and outstanding at June 30, 2003. 750,000 shares are held in escrow. On April 9/96 the VSE consented to transfer within escrow to Sidney A. Mann.

5. List of Directors and Officers as of June 30, 2003

Mr. Edward Gresko, President/ Director
Mr. Sidney Mann, Treasurer/ Director
Mr. George Weinstein, Director
Mr. Jim Wall, Secretary

STINA RESOURCES LTD.
QUARTERLY REPORT

JUNE 30, 2003

SCHEDULE C: MANAGEMENT DISCUSSION

1. The company management has discussed the current financial results for the period ending June 30, 2003, with the directors of the company, and amongst themselves respectively.

Description of Business
Stina Resources Ltd. is engaged in the alternative natural health food manufacturing and wholesale business, and maintains a product line of natural food supplements marketed in Canada, the United States and internationally under the brand name Northern Seas Products, Sea Horse and Pet Wonder. The company complies with health food industry standards in both the US and Canada, and manufactures in government inspected facilities in the US and Canada.

Operations
The company continues to explore opportunities to develop and market new products in this field based on market trends, ongoing industry research and findings, in addition to various industry research conducted on natural remedies for arthritic conditions, prostrate problems and other ongoing health problems. Primarily, the company markets on a distributor and wholesale basis to health stores, health facilities, foreign distributors and manufacturers, pet food stores and zoos. Retail sales are made on a lesser scale, including over the internet. The company also produces educational and promotional literature to aid consumers in their use of the products. The company has sales offices in Toronto, ON, Richmond, BC and Blaine, WA, USA.

The company manufactures under the company division, Northern Seas Manufacturing, both in the U.S. and in Canada. Raw materials incorporated in production are subject to regular inspection and testing for purity and against contamination. In addition, only government-licensed facilities are used. Products include shark cartilage capsules and powders, which also may include saw palmetto, glucosamine and chondroitin sulfate, devil's claw and other natural herbal ingredients as additional additives.

Under the Northern Seas brand name, Super Sea Horse, the company produces and markets natural health products for horses, elephants, and other large animals suffering primarily from arthritic joint problems, although the products also assist in preventative health and providing increased energy.

Northern Seas also produces a similar canine/ feline product called Pet Wonder, which provides the same natural choice for household dogs and cats that Super Sea Horse does for larger performing animals. The product was a natural choice, a derivative of the company's most popular product of similar content for humans suffering from arthritic problems. Since

inception, Pet Wonder has opened a whole new marketplace för Northern Seas, and Pet Wonder has become one of the company's best selling product.

The long-term goals for the company include securing a 10% market share in the Canadian health food industry, as well as the pet food industry, and to increase the product line to ten products by the end of year 2004.

Discussion of Operational & Financial Condition

The overall sales of the company to date have increased by 5% comparative to the same period in 2002 (quarters 1, 2 & 3). This is mainly due to a very strong first quarter and a large international sale of shark cartilage powder. Sales for the third quarter (April 1 to June 31, 2003) have decreased by 30% from the same period in 2002. It is expected that the potential for noticeable sales increases will depend on the success of new products in oncoming years as the market for existing human products appears to have a slower growth than at the time they were introduced.

The company's liquidity will depend upon its ability to market these products at the current markup of over 100%, as well as the ability to raise additional financing if a shortfall occurs. Over the past several years additional financing has not be required, however private placements were arranged and completed in August 2002, and in May 2003.

The company is also exploring a change in its direction of business in an attempt to move into a potentially more lucrative industry. Initial studies are being conducted on a preliminary level to assess the viability of acquiring certain resource properties in Nevada and/ or California for the purpose of further exploration and development. The company has paid to a geological consultant an advance for a report detailing these initial studies, in addition to conducting initial discussions with an unrelated third-party regarding the possible acquisition of respective mineral claim rights if the company chooses to proceed.
(See subsequent events).

2. See above (1)

3. a) See financial statements (Schedules 2 & 3)

   b) Not applicable

   c) See financial statements (notes 3, 4 & 5)

   d) See financial statements (Notes 3, 4 & 5)

   e) See financial statements (Note 7 & 8)

   f) No material contracts or commitments have been entered into as of June 30, 2003.

g) Not applicable

h) See financial statements (Note 7)

i) The company is not currently engaged in any legal proceedings

j) See financial statements (Note 7)

k) Not applicable

l) Not applicable

m) Not applicable

n) No management changes occurred during the period.

o) No special resolutions have been passed by the company directors during the quarter ending June 30, 2003.

4. Subsequent Events

The company, in recognition that over the course of several years Northern Seas has experienced decreasing product sales in a changing industry, is exploring other business opportunities, particularly resource-based. Northern Seas has provided some working capital to maintain basic business operations for Stina Resources Ltd., but a greater scope for the future stability of the company is required. It is recognized that a move away from the health food industry may be required to raise further capital and solidify the company's financial position and future solvency.

Initial investigation of these avenues is underway on a preliminary basis. In the first quarter the company advanced $2,672 to the Grupo Moje in Ontario for a geological report on the Zeibright Property in the Placer and Nevada Counties, California. The report, examining the potential for recoverable ore, is now expected to be completed in early September 2003. If the company recognizes a mineral opportunity, plans will be made to conduct a more comprehensive study of this property and an adjacent property. At that point, the company would begin to outline a work expenditures plan for acquisition of rights and development over the next several years. Initial discussions have been held with an unrelated third-party, Steep Hollow Holdings of Nevada, regarding the possibility of acquiring mineral rights claims on these and adjacent properties.
Should the company decide not to proceed with further exploration of this opportunity, it intends to continue to seek other resource-based opportunities in light of the increasing interest in this industry.

No new management agreements have been entered into during this subsequent period.

5. a) Not applicable

   b) Not applicable

6. Liquidity & Solvency

The Company has experienced an operating loss of $3,249 for the year at June 30, 2003, compared with a profit of $4,580 for the year at June 30, 2002. The company experienced a working capital deficiency of $38,847 as of June 30, 2003 compared with $56,720 at June 30, 2002. The company experienced a 30% decrease in sales over the same quarter ending June 30, 2003, but a 5% increase over the first three quarters comparative to last year. Sales are expected to remain relatively consistent during the remainder of current year. Cost of Goods Sold have increased by approximately 30% for the first nine months comparatively to the same period in 2002. This partly due to the write-down of raw materials in the second quarter of this year. Administrative expenses decreased by 24% over the same third quarter ending June 30, 2002, and are expected to remain consistent in the fourth quarter.

In particular Accounting, Audit and Legal Fees Expenses increased by $1,893 over the same quarter ending June 30, 2002, mainly as a result of a relative one-time accrual correction to these expenses in 2002. Transfer Agent Fees expenses have increased by $106 over the same quarter ending June 30, 2002. Regulatory Fees have increased by $900 over the same quarter ending June 30, 2002, while consulting fees were decreased by $4,613 and travel and promotional fees decreased by $2,298 over the same quarter ending June 30, 2002, both mainly due to budgetary cutbacks.

The Company's ability to continue as a going concern and realize the recorded value of assets is dependant upon achieving profitable operations and raising sufficient equity funding to finance operations.